UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d) of the Securities Exchange Act of 1934

December 29, 2003

Date of Report (Date of earliest event reported)

TORVEC, INC.

(Exact name of registrant as specified in its charter)

New York	000-24455	16-1509512
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

11 Pond View Drive, Pittsford, New York 14534

(Address of Principal Executive Offices and Zip Code)

(585) 248-8549

(Registrant's telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Item 5.	**Other Events and Regulation FD Disclosure.**
	Torvec's consulting agreements with each of Vernon E. Gleasman, Keith E. Gleasman and James A. Gleasman expired on December 1, 2003. Management and the Gleasmans have jointly agreed not to renew these agreements but have developed a new working arrangement that assures the company with continued access to the Gleasmans' expertise without unduly burdening the company's financial statements with the

continuing accrual of consulting fees.

The Gleasmans will continue to provide consulting services and assign new patents, existing patent improvements and all know-how in connection with all their inventions to the company. In addition, Keith E. Gleasman will continue to serve as President and as a director and James A. Gleasman will continue to serve as a director. However, effective January 1, 2004 the company will no longer pay any consulting fees to the Gleasmans for these services. This action will eliminate $112,500 in consulting fee liabilities per quarter ($450,000 annually).

Under the new working arrangement, for calendar 2004, each of the Gleasmans intends to sell, from their own personal holdings of Torvec, an average of approximately 500 common shares daily at prevailing market prices at the time of sale. The total number of shares sold under this plan, if all shares are sold, represents approximately 2% of the current Gleasman family holdings.

This planned sale of Torvec shares will not utilize otherwise needed company cash and eliminates the dilutive effect of the company issuing new Torvec shares to cover the costs of their consulting fees. It is not reflective of any adverse circumstances concerning the company, its inventions, its financial condition and plan of operation, or its securities.

Previously under the agreements, Torvec has paid a portion of the Gleasmans' consulting fees through the sale of company stock and the balance of these fees have been paid through the grant of stock options from the company's shareholder-approved Stock Option Plan, all of which options are exercisable at $5.00 per share. Detailed information with respect to these payments can be found in Torvec's annual reports (Form 10-K) for the company's fiscal years ending December 31, 2000, 2001, and 2002. Further, in connection with the expiration of their consulting agreements, the Gleasmans have agreed that Torvec will pay the amount presently accrued under their consulting agreements through and including December 31, 2003 by the grant of 95,455, 31,818, and 39,575 nonqualified stock options to Vernon E. Gleasman, Keith E. Gleasman and James A. Gleasman respectively, all exercisable at $5.00 per share. The price for calculating the number of non-qualified options to be granted was determined by utilizing the closing price of Torvec common stock on December 22, 2003 ($1.65).

This action reinforces the Gleasman family's strong financial commitment to Torvec. The Gleasmans have never taken the full amount of their consulting fees in cash since the company's inception and during the last 2 fiscal years, have accepted stock options to purchase Torvec stock at $5.00 per share in exchange for

	approximately$652,600 owed to them by the company. The Gleasmans have provided rent-free office facilities (including routine maintenance and utilities) for Torvec's business resulting in a significant savings to Torvec shareholders. Other services, such as bookkeeping, have been provided by individual Gleasmans at no cost.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: December 29, 2003		TORVEC, INC. (Registrant)
	By:	/s/ Keith E. Gleasman
		Keith E. Gleasman President